FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the months of June and July 2004

Commission File Number 000-28966

Biacore International AB (publ)

C/o Biacore International SA
Puits-Godet 12
CH-2000 Neuchatel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X
Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes
No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.


ULF JONSSON LEAVES BIACORE, ERIK WALLDEN APPOINTED NEW PRESIDENT AND CEO

Uppsala, Sweden, July 19, 2004.

Biacore International AB (Biacore) today announced that an agreement has been made between the Board of Biacore International AB and Dr Ulf Jonsson to the effect that Ulf Jonsson will leave his position as President and CEO with immediate effect. He also resigns from the Board of Directors.

Pending permission from the Companies Registration Office, the Board has appointed Mr Erik Wallden, at present Executive Vice President and Head of marketing and business development, new President and CEO of Biacore International AB. This permission is needed due to the residency requirements in the Swedish Companies Act. However, pending such possible permission, Erik Wallden will assume the obligations of a President in his capacity as Executive Vice President.

Mr Lars-Goran Andren, Chairman of Biacore International AB, says: "Ulf Jonsson has made an exceedingly important contribution to Biacore's development since the Company was founded. We owe him sincere thanks for his devoted efforts to make Biacore the global leader in SPR technology. At the moment, however, we believe that the Company would benefit from additional commercial focus, and that resources should be redirected accordingly. With his extensive commercial experience from the international Life Science Industry, we believe Erik Wallden has the right background to achieve these ambitions and we wish him great success in his new task."

About Biacore

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology, which gives unique real-time insights into biomolecular interactions. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. The Company currently has seven systems on the market, the most important of which are: Biacore(r)S51 for applications downstream of high-throughput screening (HTS) including rapid characterization of HTS hits and comprehensive pre-clinical evaluation of lead compounds, Biacore(r)3000, which offers flexibility in key life science research and drug discovery applications upstream of HTS, and Biacore(r)C which is specifically designed for compliant concentration analysis of biopharmaceuticals in GLP/GMP applications. A new SPR array system, which will provide higher information content, is expected to reach the market in 2004.

Based in Uppsala, Sweden, the Company is listed on Stockholmsborsen. In 2003 the Company had sales of SEK 515.5 million and an operating income of SEK 29.5 million.

Further information on Biacore can be found on the web: www.biacore.com.


HALF-YEAR REPORT JANUARY - JUNE 2004

* Biacore's sales in the second quarter 2004 declined by 25% to SEK 107.3 million (142.5). Sales in Europe continued to increase at a healthy rate, but after two quarters of positive sales development in the Americas, orders from the pharmaceutical industry were again disappointing in this quarter. This coincided with continued delays in academic funding in Japan. Sales in the first half-year 2004 fell by 19% to SEK 202.6 million (249.0). Excluding the impact of exchange rates, sales fell by 10% in the first half of 2004.
* Biacore incurred a loss of SEK 0.23 per share in the second quarter compared with earnings of SEK 2.75 per share in the corresponding period in 2003. For the first half-year 2004, earnings per share amounted to SEK 0.04 against SEK 3.52 per share in the first half-year 2003.
* The Board of Directors of Biacore International AB and Dr Ulf Jonsson have reached an agreement that Dr Ulf Jonsson will leave his position as President and CEO of Biacore with immediate effect. He also resigns from the Board of Directors. The Board has appointed Mr Erik Wallden as the Company's new President and CEO. Erik Wallden was appointed Head of marketing and business development and Executive Vice President of Biacore in January 2004.
* The outlook for the full-year 2004 is uncertain. In view of the slow-down in sales during the past six months, Biacore now expects that sales and earnings per share for the full-year 2004 will not reach the levels achieved in 2003. Biacore's previous outlook was for sales and earnings per share to increase for the full-year 2004.
* The Board has commissioned the President to make a thorough review of Biacore's business with a view to restoring top-line growth and profitability. The President's recommendations to the Board will be communicated on or before the announcement of Biacore's third quarter results.

                                        January - June      April - June
                                       2004  2003 Change   2004  2003 Change

Sales, SEK million                    202.6 249.0  -19%   107.3 142.5  -25%
Operating income (loss), SEK million    0.4  32.4  -99%    -1.4  28.3
Operating margin, %                     0.2  13.0          -1.3  19.9
Income (loss) after financial items,
SEK million                             2.6  40.5  -94%    -0.7  31.5
Net income (loss), SEK million          0.4  34.4  -99%    -2.2  26.9
Earnings (loss) per share, SEK         0.04  3.52  -99%   -0.23  2.75

Operational Review January-June 2004

Amounts stated in this report pertain to the Biacore Group, unless indicated otherwise. Figures in parentheses refer to the corresponding period in 2003.

After some encouraging signs in early 2004, conditions in some markets deteriorated sharply in the second quarter with falling predictability of customers' purchasing decisions. The change in market conditions appears to be due to delayed funding decisions, as our contacts with researchers continue to show that they have a clear need for Biacore's SPR-based systems.

Biacore's sales decreased by 25% in the second quarter and by 19% in the first half-year 2004. Excluding the impact of exchange rates, sales in the period January-June decreased by 10%. Biacore(r)3000 remains the Company's best-selling system and is particularly important for academic customers due to its broad range of applications. During the second quarter of 2004, sales of this system with the new GxP package to industrial customers showed good growth in Europe but declined in the Americas. Sales of Biacore(r)S51 for applications downstream of high-throughput screening (HTS) also declined in the Americas.

Sales were divided geographically as follows:

                 January-June         April-June
SEK million   2004   2003  Change  2004  2003  Change

Americas      88.0  106.4  -17%    40.0  65.2  -39%
Europe        82.0   70.7   16%    47.7  39.8   20%
Asia-Pacific  32.6   71.9  -55%    19.6  37.5  -48%

After a positive sales development in the Americas during the previous two quarters, sales to the pharmaceutical industry again declined sharply. Funds that were expected to be used for the purchase of advanced scientific equipment, such as Biacore's SPR systems, did not fully materialize during this quarter. A similar situation was experienced in the academic sector. Sales in Europe, which started to improve in the first quarter, increased at a higher rate, 20%, in the period April-June. In Asia-Pacific, the problems associated with the reorganization and de-centralization of academic research in Japan continued to have a very negative impact in terms of delayed sales.

The gross margin in the first half-year of 2004 amounted to 74% (79). The decline was mainly due to fixed production costs in combination with lower sales.

Total costs for marketing, administration and research and development decreased by 5% in the second quarter of 2004 to SEK 77.4 million (81.2). During this period, marketing and sales costs increased by 4% to SEK 44.9 million (43.1), while administration costs decreased by 18% to SEK 15.4 million (18.8).

R&D spending in the second quarter amounted to SEK 31.4 million (31.5). Of this amount, SEK 15.1 million (12.2) was capitalized. During the first half-year 2004, Biacore has capitalized SEK 32.5 million of development expenses. The amount capitalized is largely related to the development of the new SPR array system.

For the first half-year 2004, marketing, administration and research and development costs decreased by 4% to SEK 147.2 million (153.7).

In the second quarter of 2004, Biacore incurred an operating loss of SEK 1.4 million (+28.3). Operating currency differences during the second quarter amounted to SEK -2.1 million (-3.3). Financial items in the first half-year 2004 include a write-down of long-term investments of SEK 0.4 million. In the first half-year 2003, a financial income of SEK 3.9 million related to the divestment of shares in Diffchamb.

Biacore incurred a net loss in the second quarter of 2004 of SEK 2.2 million (+26.9), giving a loss per share of SEK 0.23 (+2.75). For the first half-year 2004, net income, after taxes of SEK 2.3 million, amounted to SEK 0.4 million (34.4). Diluted earnings per share in the first half-year 2004 were SEK 0.04 (3.52).

Capital Expenditures

During the first half-year of 2004, capital expenditures totaled SEK 3.9 million (10.7).

Personnel

At the end of June 2004, Biacore had 350 (340) permanent employees.

Change of President and CEO

The Board of Directors of Biacore International AB and Dr Ulf Jonsson have reached an agreement that Dr Ulf Jonsson will leave his position as President and CEO of Biacore with immediate effect. He also resigns from the Board of Directors.

Pending permission from the Companies Registration Office, the Board has appointed Mr Erik Wallden, at present Executive Vice President and Head of marketing and business development, as the Company's new President and CEO. This permission is needed due to the residency requirements in the Swedish Companies Act. However, pending such possible permission, Erik Wallden will assume the obligations of a President in his capacity as Executive Vice President. Prior to joining Biacore, Erik Wallden was President and CEO of Pyrosequencing AB.

The termination of Ulf Jonsson's employment agreement entitles him to six months' term of notice with retained benefits plus 24 months' severance pay covering salary and bonus. The cost that Biacore incurs will be reported in the third quarter 2004 and is estimated to be in the order of SEK 10 million.

Bringing a New Commercial Focus to Biacore

The Board of Biacore believes that the Company is not currently capturing the full commercial potential of its world-leading SPR technology. In order to position Biacore to realize its true potential, the Board has decided to undertake a complete review of the Company's operations. This review is designed to re-engineer the business to establish a viable business model that will deliver a short-term recovery, focused on a return to positive operating income before capitalized development costs, and sustainable profitable long-term growth.

The key areas where the Board believes the review should focus include:

* Restoring Biacore's top-line growth and profitability. The Board is of the view that there is a considerable opportunity for Biacore to grow its sales, but to achieve this it is clear that the Company needs to adopt a more pro-active approach to sales and marketing. A new more productive sales process is expected to be one of the key outcomes of the current business review.
* Evaluating the Company's R&D pipeline. A key element of the business review will be a thorough evaluation of Biacore's current development pipeline to ensure that all future product launches are targeted at the commercially most attractive areas of the market.
* Analysis of corporate administrative costs. The Board believes that an analysis of the Company's current level of administrative spending should highlight the opportunity to achieve cost savings.

The Board has asked the President to undertake this major review of the Company's business. It is intended that his recommendations will be implemented immediately after review by the Board and communicated on or before the announcement of the Company's third quarter results, which will be released on Thursday, October 21, 2004.

De-Listing from Nasdaq

As planned, Biacore' ADRs were de-listed from Nasdaq National Market in the United States on May 21, 2004.

Parent Company

Biacore International AB handles group-wide functions and provides certain intercompany services. Sales during the first half-year 2004 amounted to SEK 3 million (12) and income after financial items was SEK -8 million (1). There was no significant capital expenditure, neither in the first half-year 2004 nor in the first half-year 2003. Liquid funds amounted to SEK 88 million
(3).

Accounting Principles

This half-year report has been prepared in accordance with the Swedish Financial Accounting Standards Council's Statement No. 20 (RR20) Interim Financial Reporting. In 2004, the Council's Statement No. 29 (RR29) Employee Benefits, which includes a new method for calculating provisions for pensions, became effective. As of January 1, 2004, this standard reduced shareholders' equity by SEK 4.8 million. Net income in the first half-year of 2004 was only marginally affected by the new standard.

Quarterly Sales Variations

Biacore's total sales during the period 2001-2003 were split between quarters as follows:

Quarter 1  23%    Quarter 3  22%
Quarter 2  25%    Quarter 4  30%

Out-Look for the Full-Year 2004

The outlook for the full-year 2004 is uncertain. In view of the slow-down in sales during the past six months, Biacore now expects that sales and earnings per share for the full-year 2004 will not reach the levels achieved in 2003. Biacore's previous outlook was for sales and earnings per share to increase for the full-year 2004.

Uppsala, Sweden, July 19, 2004

Biacore International AB (publ)

The Board of Directors

Review Report

We have carried out a review of this half-year report in accordance with the recommendation issued by FAR (the Institute for the Accountancy Profession in Sweden). A review is significantly limited in comparison with an audit.

Nothing has come to our attention which would cause us to believe that the half-year report does not meet the requirements of the (Swedish) Securities Exchange and Annual Accounts Acts.

Stockholm, July 19, 2004

PricewaterhouseCoopers AB

Sten Hakansson
Authorized Public Accountant

Financial Information

Biacore plans to release its interim report for January-September 2004 on Thursday, October 21.

Biacore is a global market leader in Surface Plasmon Resonance (SPR) technology based systems with its own sales operations in the U.S., across Europe, Japan, Australia and New Zealand. A strong patent portfolio protects Biacore's SPR technology. Target groups for the Company's products consist primarily of medical and life science research laboratories and pharmaceutical and biotechnology companies around the world. Biacore is focusing on drug discovery and development as its prime areas for future growth. Based in Uppsala, Sweden, the Company is listed on the Stockholm Stock Exchange.

This report contains certain forward-looking statements which, by their nature, involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements.

Biacore International AB (publ)
Company registration number: 556534-5211

Head office
Biacore International SA, Puits-Godet 12, CH-2000 Neuchatel, Switzerland Phone +41 32 720 9000

info(at)biacore.com
www.biacore.com.

Biacore Consolidated Income Statements
                                                                            Full
                                       January-June        April-June       year
SEK million                         2004   2003 Change  2004   2003 Change  2003

Sales                              202.6  249.0  -19%  107.3  142.5  -25%  515.5
Cost of sales                      -52.9  -53.1    0%  -28.6  -28.8   -1%  -94.0
Marketing                          -82.8  -81.7    1%  -44.9  -43.1    4% -165.4
Administration                     -28.3  -34.2  -17%  -15.4  -18.8  -18%  -71.1
Research and development           -36.1  -37.8   -4%  -17.1  -19.3  -11%  -78.6
Other income and expenses           -0.1   -7.8         -1.7   -3.2        -14.4
Amortization of goodwill            -2.0   -2.0         -1.0   -1.0         -4.0
Items affecting comparability          -      -            -      -        -58.5
Operating income (loss)              0.4   32.4  -99%   -1.4   28.3 -105%   29.5
Financial items, net                 2.2    8.1          0.7    3.2         11.9
Income (loss) after financial items  2.6   40.5  -94%   -0.7   31.5 -102%   41.4
Income taxes                        -2.3   -6.2         -1.5   -4.6          2.9
Minority interest                    0.1    0.1            -      -            -
Net income (loss)                    0.4   34.4         -2.2   26.9         44.3

Basic earnings (loss) per share,
SEK                                 0.04   3.53        -0.23   2.76         4.55
Diluted earnings (loss) per share,
SEK                                 0.04   3.52        -0.23   2.75         4.53
No. of shares, average, diluted,
thousands                          9,769  9,774        9,750  9,773        9,787

Net income (loss)                    0.4   34.4         -2.2   26.9         44.3
Stock options issued                   -    0.5            -    0.5          1.1
Change in accounting principles,
RR29 Employee Benefits              -4.8      -            -      -            -
Dividend                           -29.3  -29.3        -29.3  -29.3        -29.3
Currency translation differences     6.3  -15.8         -0.7  -11.4        -20.6
Change in shareholders' equity     -27.4  -10.2        -32.2  -13.3         -4.5

Quarterly Income Statements

                                           Q2     Q1     Q4     Q3     Q2     Q1
SEK million                              2004   2004   2003   2003   2003   2003

Sales                                   107.3   95.3  160.8  105.7  142.5  106.5
Cost of sales                           -28.6  -24.3  -22.5  -18.4  -28.8  -24.3
Marketing                               -44.9  -37.9  -45.2  -38.5  -43.1  -38.6
Administration                          -15.4  -12.9  -17.2  -19.7  -18.8  -15.4
Research and development                -17.1  -19.0  -21.9  -18.9  -19.3  -18.5
Other income and expenses                -1.7    1.6   -4.5   -2.1   -3.2   -4.6
Amortization of goodwill                 -1.0   -1.0   -1.0   -1.0   -1.0   -1.0
Items affecting comparability               -      -    6.2  -64.7      -      -
Operating income (loss)                  -1.4    1.8   54.7  -57.6   28.3    4.1
Financial items, net                      0.7    1.5    2.3    1.5    3.2    4.9
Income (loss) after financial items      -0.7    3.3   57.0  -56.1   31.5    9.0
Income taxes                             -1.5   -0.8   -1.5   10.6   -4.6   -1.6
Minority interest                           -    0.1   -0.1      -      -    0.1
Net income (loss)                        -2.2    2.6   55.4  -45.5   26.9    7.5

Basic earnings (loss) per share, SEK    -0.23   0.27   5.69  -4.67   2.76   0.77
Diluted earnings (loss) per share, SEK -0.23 0.27 5.67 -4.67 2.75 0.77 No. of shares, average, diluted,
thousands                               9,750  9,772  9,767  9,750  9,773  9,770

Sales by region

                            Jan.-June      Q2     Q1     Q4     Q3     Q2     Q1
SEK million                2004   2003   2004   2004   2003   2003   2003   2003

Americas                   88.0  106.4   40.0   48.0   69.4   52.8   65.2   41.2
Europe                     82.0   70.7   47.7   34.3   43.2   22.6   39.8   30.9
Asia-Pacific               32.6   71.9   19.6   13.0   48.2   30.3   37.5   34.4
                          202.6  249.0  107.3   95.3  160.8  105.7  142.5  106.5

Biacore Consolidated Balance Sheets
                                                     June 30      Dec. 31
SEK million                                        2004   2003       2003

Intangible assets                                  99.4  105.2       70.0
Property, plant and equipment                     108.0  116.1      111.9
Long-term investments                               0.6    1.0        1.0
Other long-term assets                             23.6   28.1       23.8
Other current assets                              211.6  229.7      260.2
Liquid funds                                      351.9  339.1      352.5
Total assets                                      795.1  819.2      819.4

Shareholders' equity                              602.8  624.5      630.2
Minority interest                                   0.7    0.7        0.8
Provisions                                         87.6   83.4       80.6
Liabilities                                       104.0  110.6      107.8
Total shareholders' equity and liabilities        795.1  819.2      819.4

Financial structure

Operating capital                                 285.3  324.3      306.0
Long-term investments                               0.6    1.0        1.0
Net interest-bearing assets                       302.0  301.1      312.3
Net payable and deferred income tax asset          15.6   -1.2       11.7
Minority interest                                  -0.7   -0.7       -0.8
Shareholders' equity                              602.8  624.5      630.2

Biacore Consolidated Statements of Cash Flows

                                                  January-June  Full year
SEK million                                        2004   2003       2003

Net income                                          0.4   34.4       44.3
Less: Depreciation and amortization                19.6   15.7       31.8
Less: Write-downs, reversal of write-downs,
gains and losses                                   -6.3   -4.0       44.7
Change in working capital                          48.4    9.2      -19.2
Other                                               3.0   -9.4      -14.9
Cash flows from operating activities               65.1   45.9       86.7

Purchase of intangible assets                     -32.6  -28.9      -50.1
Purchase of property, plant and equipment          -3.9  -10.7      -16.4
Sales of property, plant and equipment              0.5      -          -
Sales of long-term investments                        -   11.0       11.0
Cash flows from investing activities              -36.0  -28.6      -55.5

Borrowing and repayment of loans                   -0.4   -0.5       -1.0
Dividend                                          -29.3  -29.3      -29.3
Cash flows from financing activities              -29.7  -29.8      -30.3
Net change in liquid funds                         -0.6  -12.5        0.9

Key figures

Operating margin                                   0.2%  13.0%       5.7%
Return on operating capital                        0.3%  19.9%       9.3%
Return on equity                                   0.1%  10.9%       7.0%
Equity ratio                                        76%    76%        77%
Shareholders' equity per share, diluted, SEK      61.71  63.89      64.34
No. of shares, thousands                          9,750  9,750      9,750
No. of shares, end of period, diluted, thousands  9,769  9,774      9,794
No. of shares, average, diluted, thousands        9,769  9,774      9,787


SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 6, 2004
Biacore International AB (publ)
By: Lars-Olov Forslund
Name: Lars-Olov Forslund
Title: Chief Financial Officer